DRESSER INDUSTRIES, INC.
                 RESTRICTED STOCK GRANT PLAN FOR 1997




                       EFFECTIVE JULY 17, 1997
                       DRESSER INDUSTRIES, INC.
                 RESTRICTED STOCK GRANT PLAN FOR 1997



                         ARTICLE 1:  PREAMBLE

     Effective as of July 17, 1997, Dresser Industries, Inc.
establishes the Dresser Industries, Inc. Restricted Stock Grant Plan. This Plan is intended to be a bonus program, as described in 29 CFR
Section 2510.3-2(c), and, accordingly, is not a plan described in the Employee Retirement Income Security Act of 1974.


                        ARTICLE 2:  DEFINITIONS

     Words and phrases appearing in this Plan shall have the respective meanings set forth in this Article, unless the context clearly indicates to the contrary.

     (a)  CHANGE IN CONTROL.

          (1)  The sale of all or a majority of Dresser's assets;

          (2)  Dresser's liquidation or dissolution;

          (3) The purchase by any persons or entities of beneficial ownership of at least 30 percent of Dresser's common stock (or 30 percent of the combined voting power of Dresser's then outstanding voting securities entitled to vote generally in the election of directors); or

          (4) The approval by Dresser's stockholders of a reorganization, merger, or consolidation, the result of which is that the persons or entities which were stockholders immediately before the transaction do not own more than 50 percent of the combined voting power of the surviving entity's then outstanding voting securities entitled to vote generally in the election of directors.

     (b) DISABILITY. Any physical or mental condition which renders a Participant incapable of performing the work for which the Participant was employed by Dresser or similar work for Dresser, as certified in writing by a doctor of medicine and as approved by Dresser.

     (c)  DRESSER. Dresser Industries, Inc., a Delaware corporation.

     (d) PARTICIPANT. An individual to whom Restricted Stock is awarded under this Plan. A management employee who terminates employment shall cease to be a Participant, notwithstanding the designation in Article 3.

     (e)  PLAN. Dresser Industries, Inc. Restricted Stock Grant Plan.

     (f) RESTRICTED STOCK. Dresser common stock, restricted in the manner described in Article 4.


                       ARTICLE 3:  ELIGIBILITY

     Individuals designated by the Board of Directors of Dresser
Industries,  Inc. as Participants shall participate in the Plan.


                    ARTICLE 4:  RESTRICTED STOCK

     As soon as practicable after July 17, 1997, each Participant shall receive an award of 10,000 shares of Restricted Stock. Stock certificates evidencing this award shall be registered on Dresser's books in the name of the Participant. Each certificate evidencing Restricted Stock shall bear an appropriate legend referring to the terms, conditions and restrictions described in the Plan. Any attempt to dispose of such shares of Restricted Stock in contravention of such terms, conditions and restrictions shall be invalid. If a Participant's employment terminates, the Participant shall forfeit all non-vested Restricted Stock.

     A Participant will vest in all 10,000 shares of Restricted Stock upon:

     (a) The Participant's termination of employment after attainment of age 65, or such earlier time as the Executive Compensation
Committee of Dresser's Board of Directors may determine;

     (b)  The Participant's Disability; or

     (c)  A Change in Control.

     If the Participant remains in Dresser's employ on the date indicated in the schedule below, that Participant will vest in shares of Restricted Stock as follows:



     IF THE PARTICIPANT            THE PARTICIPANT WILL VEST IN
       IS EMPLOYED ON:               THIS NUMBER OF SHARES OF
                                         RESTRICTED STOCK

       July 17, 1999                           2,500
       July 17, 2001                           2,500
       July 17, 2003                           5,000


     A Participant holding non-vested Restricted Stock shall be entitled to all rights (except transferability) of a shareholder of Dresser common stock, including the right to vote the shares of Restricted Stock and the right to receive dividends on those shares.

     Subject to Article 7, once a Participant vests in Restricted
Stock, all restrictions shall lapse.


                      ARTICLE 5:  ADMINISTRATION

     The Executive Compensation Committee of the Board of Directors of Dresser Industries, Inc. shall have full discretionary authority to interpret and apply the terms of this Plan document, including the authority to determine whether Restricted Stock is forfeitable under the provisions of this Plan. This grant of authority shall be broadly construed and shall include the authority to find facts, to reach conclusions of law, to interpret and apply ambiguous terms, and to supply missing terms reasonably necessary to interpret the Plan.


                 ARTICLE 6:  AMENDMENT OR TERMINATION

     The Plan may be amended or terminated in whole or in part by Dresser's Board of Directors in its sole discretion, provided that such amendment or termination shall not cause the forfeiture of Restricted Stock vested in a Participant prior to the date of amendment or termination.


               ARTICLE 7:  RIGHT TO CONTINUED EMPLOYMENT

     Nothing in this Plan shall confer on a Participant any right to continue in Dresser's employment or in any way affect Dresser's right to terminate the Participant's employment without prior notice at any time for any or no reason.


                       ARTICLE 8:  WITHHOLDING

     Dresser shall meet the tax withholding obligations imposed by any government with respect to grants of Restricted Stock, or the lapse of restrictions on such stock. To meet this obligation, Dresser may withhold from other cash payments due the Participant. If the amount so withheld is not sufficient, Dresser will withhold from any distribution of stock released to the Participant in accordance with
Article 4 a number of shares with a market value not less than the withholding obligation and cancel (in whole or in part) the shares so withheld in order to reimburse Dresser for the payment of withholding taxes.


                     ARTICLE 9:  FORCE AND EFFECT

     The various provisions of this Plan are severable in their entirety. Any determination of invalidity or unenforceability of any one provision shall have no effect on the continuing force and effect of the remaining provisions.


                     ARTICLE 10:  PREVAILING LAWS

     This Plan shall be construed and enforced in accordance with and governed by the laws of the State of Texas, to the extent not governed by the laws of the State of Delaware applicable to corporations and the issuance of stock by Delaware corporations.



IN WITNESS WHEREOF, this Plan is executed as of the day and year written below by Dresser's duly authorized officer, effective as of July 17, 1997.


Dated:


DRESSER INDUSTRIES, INC.


By:

Title: